Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement (Form S-3—Registration No. 333-129518) pertaining to the registration of 1,725,000 shares of common stock of The Providence Service Corporation of our report dated March 11, 2005, appearing in the Annual Report on Form 10-K relating to our audits of the consolidated financial statements and the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting of The Providence Service Corporation as of and for the year ended December 31, 2004. We also consent to the reference to our firm under the caption “Experts” in the prospectus, which is part of this Registration Statement.

/s/ McGladrey & Pullen, LLP

Phoenix, Arizona

November 29, 2005